UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

R1 RCM INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00438V103

(CUSIP Number)

Glenn Miller

c/o TowerBrook Capital Partners L.P.

Park Avenue Tower

65 East 55th Street, 19th Floor

New York, NY 10022

(212) 699-2200

Copy to:

Steven A. Cohen

Elina Tetelbaum

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

Christine McCoy

c/o Ascension Health Alliance

101 S. Hanley Road, Suite 450

St. Louis, MO 63105

(314) 733-8000

Copy to:

Stephen A. Infante

Covington & Burling LLP

620 Eighth Avenue

New York, NY 10018

(212) 841-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

January 9, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TCP-ASC ACHI Series LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 179,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 179,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 179,754,055 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 56.5% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 139,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 277,604,245 shares of Common Stock outstanding as of October 29, 2021 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the SEC on November 2, 2021, and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

CUSIP No. 00438V103
1.	NAMES OF REPORTING PERSONS TCP-ASC GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 179,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 179,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 179,754,055 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 56.5% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 139,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 277,604,245 shares of Common Stock outstanding as of October 29, 2021 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the SEC on November 2, 2021, and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

CUSIP No. 00438V103
1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 179,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 179,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 179,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 56.5% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 139,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 277,604,245 shares of Common Stock outstanding as of October 29, 2021 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the SEC on November 2, 2021, and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) TI IV ACHI Holdings GP, LLC disclaims beneficial ownership of 80,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 00438V103
1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 179,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 179,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 179,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 56.5% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 139,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 277,604,245 shares of Common Stock outstanding as of October 29, 2021 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the SEC on November 2, 2021, and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) TI IV ACHI Holdings, LP disclaims beneficial ownership of 80,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 00438V103
1.	NAMES OF REPORTING PERSONS TowerBrook Investors Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 179,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 179,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 179,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 56.5% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 139,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 277,604,245 shares of Common Stock outstanding as of October 29, 2021 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the SEC on November 2, 2021, and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) TowerBrook Investors Ltd. disclaims beneficial ownership of 80,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 00438V103
1.	NAMES OF REPORTING PERSONS Neal Moszkowski
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 179,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 179,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 179,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 56.5% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 139,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 277,604,245 shares of Common Stock outstanding as of October 29, 2021 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the SEC on November 2, 2021, and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) Neal Moszkowski disclaims beneficial ownership of 80,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 00438V103
1.	NAMES OF REPORTING PERSONS Ramez Sousou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.K.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 179,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 179,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 179,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 56.5% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 139,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 277,604,245 shares of Common Stock outstanding as of October 29, 2021 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the SEC on November 2, 2021, and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) Ramez Sousou disclaims beneficial ownership of 80,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 00438V103
1.	NAMES OF REPORTING PERSONS ASCENSION HEALTH ALLIANCE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 179,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 179,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 179,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 56.5% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Consists of 139,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 277,604,245 shares of Common Stock outstanding as of October 29, 2021 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the SEC on November 2, 2021, and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) Ascension Health Alliance disclaims beneficial ownership of 98,864,730 shares of Common Stock held directly by Series TB (as defined in Item 6 herein).

This Amendment No. 13 to Schedule 13D (this “Amendment No. 13”) amends and supplements the statement on Schedule 13D jointly filed by TCP-ASC ACHI Series LLLP (the “Partnership”), TCP-ASC GP, LLC, TI IV ACHI Holdings GP, LLC, TI IV ACHI Holdings, LP, TowerBrook Investors Ltd., Neal Moszkowski, Ramez Sousou and Ascension Health Alliance d/b/a Ascension (together, the “Reporting Persons”) with the Securities Exchange Commission (the “Commission”) on February 16, 2021, as amended on July 11, 2016, September 9, 2016, April 3, 2017, January 2, 2018, February 23, 2018, May 8, 2018, July 2, 2018, July 2, 2019, September 23, 2020, January 6, 2021, January 15, 2021 and June 2, 2021 (as it may be amended from time to time, this “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of R1 RCM Inc. (the “Issuer”). Initially capitalized terms used in this Amendment No. 13 that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided herein, all Items of the Schedule 13D remain unchanged.

ITEM 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Coyote Transaction Agreement

On January 9, 2022, the Issuer, Project Roadrunner Parent Inc., a wholly owned subsidiary of the Issuer (“NewR1”), Project Roadrunner Merger Sub Inc., a wholly owned subsidiary of NewR1 (“R1 Merger Sub”), Coyco 1, L.P., a Delaware limited partnership (“Coyco 1”) and Coyco 2, L.P., a Delaware limited partnership (“Coyco 2” and, together with Coyco 1, the “Sellers”) entered into a Transaction Agreement and Plan of Merger (the “Transaction Agreement”), pursuant to which the Issuer has agreed to purchase the business of the subsidiaries of the Sellers, which includes Cloudmed, a leader in Revenue Intelligence™ solutions for healthcare providers (collectively, the “Cloudmed entities”), through (i) a merger of R1 Merger Sub with and into the Issuer with the Issuer as the surviving entity, which will result in the Issuer becoming a wholly owned subsidiary of NewR1 (the “Holding Company Reorganization”) and (ii) the Sellers contributing 100% of the equity of a blocker parent corporation of the Cloudmed entities in exchange for shares of common stock, par value $0.01 per share of NewR1 (“NewR1 Common Stock”) equal to approximately 30% of the fully diluted shares of R1 Common Stock as of the date of the Transaction Agreement on a pro forma basis after giving effect to the transaction (the “Acquisition”, and together with the Holding Company Reorganization, the “Transactions”).

Second Amended and Restated Registration Rights Agreement

Simultaneously with the closing of the Transactions, the Issuer, the Sellers, NewR1, the Partnership, IHC Health Services, Inc., a Utah non-profit corporation (“IHC”), and Shared Business Services, LLC, a Delaware limited liability company and a subsidiary of LifePoint Health, Inc., a Delaware corporation (“LifePoint”, and together with TCP-ASC, IHC and the Sellers, the “Investors”) will enter into the Second Amended and Restated Registration Rights Agreement (the “Second A&R Registration Rights Agreement”) pursuant to which the Investors will receive certain registration rights covering the resale of shares of NewR1 Common Stock owned by any of the Investors, as well as any shares of NewR1 Common Stock issued by NewR1 upon the exercise of warrants held by certain of the Investors and any securities issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend, stock split, recapitalization or other distribution with respect to, or in exchange for, or in replacement of, the shares of NewR1 Common Stock referenced above (collectively, the “Registrable Securities”).

The Second A&R Registration Rights Agreement provides that the Partnership may only make five demands for registration (of which no more than three may be on a form other than Form S-3) and no more than three demands during any twelve-month period. The Second A&R Registration Rights Agreement also provides that whenever NewR1 registers shares of NewR1 Common Stock under the Securities Act of 1933, as amended (the “Securities Act”) (other than on a Form S-4 or Form S-8, or in connection with any employee benefit or dividend reinvestment plan), then each Investor will have the right as specified therein to register its shares of NewR1 Common Stock as part of that registration. The registration rights under the Second A&R Registration Rights Agreement are subject to certain rights of the managing underwriters, if any, to reduce or exclude certain shares owned by the Investors from an underwritten registration. Except as otherwise provided, the Second A&R Registration Rights Agreement requires NewR1 to pay for all costs and expenses, other than underwriting discounts, commissions and stock transfer taxes incurred in connection with the registration of the NewR1 Common Stock, provided that NewR1 will only be required to pay the fees and disbursements of one legal counsel to the Investors per registration. NewR1 will also agree to indemnify the Investors against certain liabilities, including liabilities under the Securities Act.

The foregoing description of the Second A&R Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the form of the Second A&R Registration Rights Agreement. The form of the Second A&R Registration Rights Agreement is filed as Exhibit 7.15 hereto and the full text of the form of the Second A&R Registration Rights Agreement is incorporated herein by reference.

Amended and Restated Investor Rights Agreement

Simultaneously with the closing of the Transactions, the Issuer, NewR1 and the Partnership will enter into an amended and restated investor rights agreement (the “A&R Investor Rights Agreement”). Under the terms of the A&R Investor Rights Agreement, for so long as the Partnership’s “Ownership Threshold” (as that term is defined in the A&R Investor Rights Agreement) is met, the Partnership will be entitled to nominate such number of individuals to the board of directors of NewR1 (the “Board”) constituting a majority of the Board (collectively, the “TCP-ASC Designees”) and entitled to designate the chairman of the Board. For so long as the Ownership Threshold is not met but the Partnership’s “Ownership Percentage” (as that term is defined in the A&R Investor Rights Agreement) exceeds 10% of NewR1 Common Stock (taking into account the exercise of the Warrant), then the Partnership will be entitled to nominate the greater of (x) such number of individuals to the Board in relative proportion to the Ownership Percentage (rounded down) and (y) two directors, and for so long as the Partnership’s Ownership Percentage is in the aggregate at least 5% but less than 10% of NewR1 Common Stock (in each case, taking into account the exercise of the Warrant), then the Partnership will be entitled to nominate the greater of (x) such number of individuals to the Board in relative proportion to the Ownership Percentage (rounded down) and (y) one director. Additionally, subject to applicable law and the listing standards of The Nasdaq Global Select Market (or other United States national securities exchange that NewR1 Common Stock is listed upon, if any), NewR1 will offer the TCP-ASC Designees an opportunity to, at the Partnership’s option, either sit on each regular committee of the Board in relative proportion to the number of TCP-ASC Designees on the Board or attend (but not vote) at the meetings of such committee as an observer.

Under the terms of the A&R Investor Rights Agreement, the Partnership must cause all of its NewR1 Common Stock entitled to vote at any meeting of NewR1’s shareholders to be present at such meeting and to vote all such shares in favor of any nominee or director nominated by NewR1’s Nominating and Corporate Governance Committee and against the removal of any director nominated by NewR1’s Nominating and Corporate Governance Committee.

The Partnership is subject to customary standstill provisions, which are applicable to purchases of debt as well as equity securities and include prohibitions on hedging activities, until such time as the Partnership owns less than 25% of NewR1 Common Stock (taking into account the exercise of the Warrant).

For so long as the Partnership meets the Ownership Threshold, the A&R Investor Rights Agreement requires NewR1 to obtain the approval of the Partnership prior to taking certain actions described therein.

The A&R Investor Rights Agreement requires that if NewR1 proposes to offer any equity or equity linked security to any person, then NewR1 must first offer the Partnership the right to purchase a portion of such securities equal to the Partnership’s Ownership Percentage. If the Partnership does not exercise this purchase right within 30 days of receiving notice of the proposed offering, then NewR1 has 120 days to complete the offering on terms no more favorable than those offered to the Partnership.

NewR1 will reimburse the Partnership for reasonable, documented, out-of-pocket travel and business expenses in connection with the Partnership’s performance under the A&R Investor Rights Agreement, or otherwise relating to the management and oversight of the Partnership’s investment in the Issuer (other than expenses related to filings solely in the Partnership’s capacity as a shareholder of the Issuer) subject to a $100,000 per fiscal year cap.

The foregoing description of the A&R Investor Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the form of the A&R Investor Rights Agreement. The form of the A&R Investor Rights Agreement is filed as Exhibit 7.16 hereto and the full text of the form of the A&R Investor Rights Agreement is incorporated herein by reference.

Voting Agreement

On January 9, 2022, the Issuer, the Partnership and Revint Holdings, LLC, a Delaware limited liability company (“Revint”) entered into a voting agreement (the “Voting Agreement”), pursuant to which, among other things, the Partnership agreed to not transfer its shares of Common Stock or any shares of Common Stock or other voting securities of the Issuer that the Partnership acquires, including upon exercise of the Warrant (the “Covered Shares”) and to vote the Covered Shares (i) in favor of the issuance of NewR1 Common Stock to the Sellers (the “Issuance”), (ii) in favor of the Transactions (as defined in the Transaction Agreement), (iii) in favor of any proposal to adjourn or postpone such meeting of the Issuer’s stockholders to a later date made in accordance with the Transaction Agreement, or (iv) against any proposal made in opposition to or in competition with the Issuance and the other transactions contemplated by the Transaction Agreement. The Voting Agreement will terminate upon the earliest to occur of (a) the date on which the Issuance is approved by stockholders of the Issuer, (b) the date on which the Transaction Agreement is terminated in accordance with its terms and (c) the Effective Time (as defined in the Transaction Agreement).

The foregoing description of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement. The Voting Agreement is filed as Exhibit 7.17 hereto and the full text of the Voting Agreement is incorporated herein by reference.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

The following document is filed or incorporated by reference as an exhibit to this Statement:

Exhibit Number	Description of Exhibit

Exhibit 7.15	Form of Second Amended and Restated Registration Rights Agreement by and among the Issuer, NewR1, the Partnership, IHC, LifePoint and the Sellers (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K/A filed by the Issuer on January 11, 2022).

Exhibit 7.16	Form of Amended and Restated Investor Rights Agreement by and among the Issuer, NewR1 and the Partnership (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K/A filed by the Issuer on January 11, 2022).

Exhibit 7.17	Voting Agreement, dated as of January 9, 2022, by and among the Issuer, Revint and the Partnership (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K/A filed by the Issuer on January 11, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2022

TCP-ASC ACHI SERIES LLLP

By: TCP-ASC GP, LLC, its General Partner

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TCP-ASC GP, LLC

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TI IV ACHI Holdings GP, LLC

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

[Signature Page to 13D Amendment]

TI IV ACHI HOLDINGS, LP

By: TI IV ACHI Holdings GP, LLC, its General Partner

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TOWERBROOK INVESTORS LTD.

By:	/s/ Neal Moszkowski
Name: Neal Moszkowski
Title: Director

NEAL MOSZKOWSKI

/s/ Neal Moszkowski
Neal Moszkowski

RAMEZ SOUSOU

/s/ Ramez Sousou
Ramez Sousou

ASCENSION HEALTH ALLIANCE

By:	/s/ Christine McCoy
Name: Christine McCoy
Title: Executive Vice President & General Counsel

[Signature Page to 13D Amendment]